Iryna, LLC (the "Company") an Illinois Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Iryna, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 31, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	626	1,404
Accounts Receivable	1,766	-
Receivable - Related Party	16,500	16,500
Inventory	1,881	1,233
Other Receivables	26,267	20,496
Total Current Assets	47,041	39,632
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	153,578	156,589
Right Of Use Asset: Building Units	17,628	46,736
Total Non-Current Assets	171,206	203,325
TOTAL ASSETS	218,246	242,957
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	16,047	10,446
Line of Credit	56,904	72,121
Guaranteed Payments - Interest to Partners	537	-
Deferred Revenue	99,310	66,757
Notes Payable	82,839	38,202
Notes Payable - Related Parties	19,853	43,803
Short Term Lease Liability	18,696	30,393
Payroll Benefit Liability	44,124	1,137
Other Liability	1,257	-
Total Current Liabilities	339,567	262,858
Long-term Liabilities		
Long Term Lease Liability	-	18,696
Total Long-Term Liabilities	-	18,696
TOTAL LIABILITIES	339,567	281,554
EQUITY		
Member's Contribution	438,849	438,849
Accumulated Deficit	(560,169)	(477,445)
Total Equity	(121,321)	(38,597)
TOTAL LIABILITIES AND EQUITY	218,246	242,957

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	1,569,899	833,747
Cost of Revenue	1,336,601	705,784
Gross Profit	233,298	127,963
Operating Expenses		
Advertising and Marketing	4,289	27,907
General and Administrative	289,429	146,446
Research and Development	-	1,190
Rent and Lease	44,534	46,765
Depreciation	25,883	13,077
Total Operating Expenses	364,135	235,385
Operating Income (loss)	(130,837)	(107,422)
Other Income		
Other	54,896	21,878
Total Other Income	54,896	21,878
Other Expense		
Interest Expense	6,783	40,206
Total Other Expense	6,783	40,206
Earnings Before Income Taxes	(82,724)	(125,750)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(82,724)	(125,750)

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2023	449,849	(351,695)	98,153
Capital Distributions	(11,000)	-	(11,000)
Net Income (Loss)	-	(125,750)	(125,750)
Ending Balance 12/31/2023	438,849	(477,445)	(38,597)
Net Income (Loss)	-	(82,724)	(82,724)
Ending Balance 12/31/2024	438,849	(560,169)	(121,321)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(82,724)	(125,750)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	25,883	13,077
Accounts Payable and Accrued Expenses	5,602	5,682
Inventory	(649)	(565)
Accounts Receivable	(1,766)	-
Payroll Liabilities	42,987	(766)
Line of Credit	(15,217)	72,121
Guaranteed Payments - Interest Payable	537	-
Deferred Revenue	32,553	36,030
Other Receivables	(5,771)	(19,828)
Other	(28)	(3,829)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	84,131	101,923
Net Cash provided by (used in) Operating Activities	1,407	(23,827)
INVESTING ACTIVITIES		
Equipment	(22,871)	(115,695)
Loan Receivable - Related Party	-	32,450
Net Cash provided by (used by) Investing Activities	(22,871)	(83,244)
FINANCING ACTIVITIES		
Proceeds from Notes Payable	44,637	38,202
Proceeds from/ (Repayments of) Notes Payable - Related Parties	(23,950)	43,803
Distributions to Owner	-	(11,000)
Net Cash provided by (used in) Financing Activities	20,687	71,005
Cash at the beginning of period	1,404	37,471
Net Cash increase (decrease) for period	(778)	(36,067)
Cash at end of period	626	1,404

Iryna, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Iryna, LLC ("the Company") was formed on July 12th, 2010 in Illinois and has been under current ownership since August of 2020. The current dba, Atelier Restaurant, was established in January of 2023. Atelier is a fine dining restaurant serving a multi-course tasting menu.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise capital to move to a larger location.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is to provide a fine dining experience through a multi-course tasting menu. Revenue from prepaid reservations is recognized on the date the dining experience is rendered, when the performance obligation is satisfied. Additional revenue from beverages and menu supplements is recognized at the point of sale, when those goods and services are delivered to the customer.

Amounts received in advance of the dining experience, including prepaid reservations and unredeemed gift cards, are recorded as deferred revenue. These amounts are recognized as revenue when the related dining experience occurs or when gift cards are redeemed. The Company recognized deferred revenue of $99,310 as of December 31st, 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Equipment	5-10	36,975	(5,927)	-	31,049
Furniture & Fixtures	7	9,028	(4,763)	-	4,265
Leasehold Improvements	15	227,900	(109,636)	-	118,264
Grand Total	**-**	**273,903**	**(120,326)**	**-**	**153,578**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party loaned the Company a total of $30,000 in 2023. The loan agreement requires monthly repayments of $2,000 with the first payment beginning on January 15th 2024 until fully repaid by March 15th, 2025. The loan does not accrue interest. The loan had a balance of $7,960 as of December 31st, 2024.

Throughout 2023 and 2024, a related party loaned the Company a total of approximately $15,143 resulting in a loan balance of $10,213 as of December 31st, 2024. The loan does not accrue interest and is due on demand.

Throughout 2024, a related party loans the Company various amounts resulting in a loan balance of $1,680 as of December 31st, 2024. The loan does not accrue interest and is due on demand.

The Company loaned a related party amounts resulting in a receivable of $16,500 as of December 31st, 2024. The loan does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

<u>Leases</u>

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

On July 29th, 2020, the Company entered into a Commercial Lease Agreement to rent the building municipally described as 4835 N Western Ave, Unit D & E, Chicago Il. 60625. The premise consists of a first floor of approximately 1,300 square feet and a second floor space of approximately 400 square feet. The lease begins on August 1st, 2020, and ends on July 31st, 2025. The base rent started at $2,400 per month in year 1 and increases 3% each year. The Company plans to use the capital raised from their Regulation CF crowdfunding raise to move to a larger location.

FASB ASC 842 Footnote

Lease expense	Year Ending 2024-12
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	135,065
Short-term lease expense	
Variable lease expense	-
Sublease income	
Total	135,065

Other Information	
(Gains) losses on sale-leaseback transactions, net	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	133,997
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	136,843
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	0.58
Weighted-average discount rate for finance leases	0%
Weighted-average discount rate for operating leases	4.5%

Maturity Analysis	Finance	Operating
2025-12	-	18,907
2026-12	-	-
2027-12	-	-
2028-12	-	-
2029-12	-	-
Thereafter	-	-
Total undiscounted cash flows	-	18,907
Less: Imputed Interest	-	(211)
Total lease liabilities	-	18,696

NOTE 5 – LIABILITIES AND DEBT

Notes Payable

On August 28th, 2024, the Company entered into a working capital agreement for which they received $38,800 and are required to repay $54,400. The agreement requires the Company make repayments of 13.72% of future receipts on a daily basis with expected repayment in full in 2025. The balance was $13,810 as of December 31st, 2024.

Throughout 2023 and 2024, the Company entered into various short term business loan agreements for which they received a total of approximately $68,000 and were required to repay approximately $100,240. The balance of the loans was $22,063 as of December 31st, 2024.

The Company entered into multiple merchant cash advance agreements receiving aggregated funding of approximately $119,200. The agreements require the Company to repay the principal plus fees of approximately 15% of the total loan amount. The repayment rates ranged from 8% to 18.25% with loan terms of 18 months each. The balance of the loans was $37,669 as of December 31st, 2024.

Lines of Credit

On December 9th, 2022, the Company secured a line of credit of up to $75,000 allowing it to borrow as needed up to the maximum amount. Interest is variable, calculated at 2.3% above the Prime Rate on a 360-day year, with a default rate of 3% above the Note Rate if the borrower fails to meet obligations. The balance of the line of credit was $50,904 as of December 31st, 2024.

On December 27th, 2024, the Company entered into a line of credit agreement securing funding for which they received $6,000. The principal accrues interest at 34.99% annual interest rate for a 12-month term, requiring monthly payments of $100. The balance of the line of credit was $6,000 as of December 31st, 2024.

Throughout 2023 and 2024, the Company has entered into a line of credit agreement securing funding for which they received approximately $58,000 and were required repay a total of $63,519. The balance of the line of credit was $9,297 as of December 31st, 2024.

In 2023, The Company entered into a line of credit agreement securing funding for which they received approximately $45,000 and were required to repay a total of $50,615. The balance of the line of credit was $19,632 as of December 31st, 2023. The entire balance was repaid in 2024.

Debt Principal Maturities 5 Years Subsequent to 2024	
Year	**Amount**
2025	159,595
2026	-
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership unit wholly-owned by one member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 31, 2025, the date these financial statements were available to be issued.

On January 15th, 2025, the Company entered into a future receipts sale agreement for which they received $32,000 and are required to repay $43,520. The Company is required to repay 5% of monthly future receipts.

On January 24th, 2025, the Company entered into an agreement for which they received $45,000 and are required to repay $61,200. The amount is due by October 9th, 2025.

On February 20th, 2025, the Company entered into a Small Business Funding Agreement for which they received $25,000 and are required to repay $36,010. The loan accrues interest at 30%. The Company is required to make 26 weekly payments, beginning on February 27th, 2025, of $1,385.

In January and February of 2025, the Company entered into multiple merchant cash advance agreements, securing funding in exchange for a fixed percentage of future sales. The Company received $5,000 and are required to repay $5,450. The loans mature in July and August of 2025.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.